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January 29, 2021
BY HAND AND EDGAR Securities and Exchange Commission Division of Corporation Finance 100 F Street, N.E. Washington, DC 20549-3561

Attn:	Margaret Schwartz
Tim Buchmiller

	Re:	Gain Therapeutics, Inc. Amendment No. 1 to Draft Registration Statement on Form S-1 Submitted January 8, 2021 CIK No. 0001819411

On behalf of our client, Gain Therapeutics, Inc., a Delaware corporation (the “Company”), we hereby provide responses to comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated January 19, 2021 (the “Comment Letter”) with respect to the above-referenced Draft Registration Statement on Form S-1 confidentially submitted to the Commission on January 8, 2021 (the “Registration Statement”).

Concurrently with the submission of this letter, the Company is confidentially submitting, through the Commission’s Electronic Data Gathering, Analysis and Retrieval (“EDGAR”) system, an amendment to the Draft Registration Statement (the “Amendment”) in response to the Staff’s comments and to reflect certain other changes.

The headings and paragraph numbers in this letter correspond to those contained in the Comment Letter and, to facilitate the Staff’s review, we have reproduced the text of the Staff’s comments in bold and italics below. All references to page numbers and captions (other than those in the Staff’s comments and unless otherwise stated) correspond to the page numbers and captions in the Amendment.

Securities and Exchange Commission
January 29, 2021

Summary, page 1

1.
We note from your response to prior comment 5 that "Lead Optimization" is the final step in early stage drug discovery. Please tell us why Lead-Op should not be included in your pipeline table on page 4 as part of the Discovery phase or revise your table as appropriate. Please also ensure that you have defined “Lead-Op” in your prospectus summary. We also note that your pipeline table currently includes four separate columns in the Discovery and Pre-Clinical phases, and that those columns are wider than the three clinical phases that appear in your table. Since this could give investors the impression that your product candidates are farther along in the process, please revise your table to make a more balanced presentation.

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 4, 68 and 69 to include the Lead OP column within the Discovery category in our pipeline chart and to provide a definition for Lead OP.

2.
We note your response to our prior comment number 6. If you intend to retain the undisclosed target in your pipeline table then please revise the disclosure to describe the program and the terms of the agreement with Sumitomo Dainippon Pharma.

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 4, 8, 69 and 79.

3.
We note your response to prior comment 8 and the related revised disclosure. Since it is not clear from your current disclosure why the named academic partners are individually material to your business, please either remove this disclosure or explain why it is appropriate to reference these arrangements in the Summary. To the extent they are sufficiently material for disclosure in the Summary section, please revise your disclosures in an appropriate location to disclose all material terms of those arrangements including what each partner is obligated to provide you under those arrangements.

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 4 and 68.

Listing, page 10

4.	Please identify the exchange on which you intend to list in your next amendment.

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on the cover page as well as pages 11, 118 and 126 to disclose our intention to apply to list our common stock on the Nasdaq Global Market under the symbol “GNTX.”

Securities and Exchange Commission
January 29, 2021

Use of Proceeds, page 45

5.
As requested by prior comment 13, please revise to disclose an estimate of how far in your development of your product candidates the proceeds from this offering will allow you to reach with respect to each product candidate.

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 46.

Directors, page 94

6.
For Dr. Bjørdal, please revise to briefly discuss the specific experience, qualifications, attributes or skills that led to the conclusion she should serve as a director for your company, in light of your business and structure. Refer to Item 401(e)(1) of Regulation S-K.

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 95 to reflect that Dr. Bjørdal is no longer a member of the Board of Directors.

Description of Capital Stock, page 109

7.
We note your response to our prior comment number 22. Your response letter states that you revised the Amendment to clarify that the U.S. federal district courts will be the exclusive forum for resolving complaints arising under federal securities laws. The exclusive forum provision on pages 113 and 42, however, appears to state that the exclusive forum provision does not apply to claims arising under the Exchange Act but could apply to a claims under the Securities Act if the suit involves other claims covered by the exclusive forum provision in addition to the Securities Act claims. Please revise to clarify whether a shareholder’s choice of forum is restricted if they bring an action that only includes Securities Act claims.

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 43 and 117.

GT Gain Therapeutics SA Financial Statements, page F-1

8.
We note that the July 2020 Transactions have now been reflected in Gain Therapeutics, Inc.'s statements for the nine months ended September 30, 2020. As such, it appears to us that the historical audited financial statements of GT Gain Therapeutics SA should be renamed to that of Gain Therapeutics, Inc. In this regard, we note that they are deemed to be the predecessor to Gain Therapeutics, Inc. and the stockholders’ equity (deficit) reflected in these financial statements reflects the retroactive application of the July 2020 Transactions for all periods presented.

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages F-1 through F-8 to reflect the above-mentioned name change in the historical audited financial statements.

Securities and Exchange Commission
January 29, 2021

Condensed Consolidated Financial Statements
Statement of Stockholders' Equity (Deficit), page F-27

9.
Please expand your footnote disclosures to discuss the details surrounding the issuance of 1,772,736 shares of common stock as well as your related accounting. In this regard, please also reconcile your disclosures in Note 15. Equity Incentive Plan which indicates that, although you have issued 400,000 stock options with an average grant-date fair of $2.13 per share and a three year vesting schedule, your total stock-based compensation recognized for stock options was $4.2 million. We note this amount agrees to the stock compensation reflected in your statement of stockholders' equity (deficit) and assume that it may relate to the issuance of 1,772,736 shares of common stock. Please clarify.

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page F-42.

Exhibits

10.
We note your response to our prior comment number 25. Your disclosure on page 105 continues to indicate that the descriptions of the Merger, and the Placement Agent Warrants and the subscription agreements entered into in connection with the Series B Private Placement are qualified in their entirety by reference to the terms of such agreements, which are filed as exhibits to the registration statement and are incorporated by reference. Please file the Placement Agent Warrant and the subscription agreements as exhibits or revise the disclosure to remove this statement and instead describe all material terms in the prospectus to the extent not already described. With respect to the Merger, please file the agreements evidencing the series of transactions through which GT Gain Therapeutics SA became a wholly-owned subsidiary of the company.

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 109 and has filed the corresponding Exhibits.

* * * * *

Securities and Exchange Commission
January 29, 2021

Please contact me at (212) 735-3416 or Andrea.Nicolas@skadden.com if the Staff has any questions or requires additional information.

Very truly yours,

/s/ Andrea L. Nicolas

cc:	Eric Richman, Chief Executive Officer, Gain Therapeutics, Inc.
Michael D. Maline, Esq., DLA Piper LLP (US)